As filed with the Securities and Exchange Commission on June 21, 2024	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
_________________________
ABB Ltd
(Exact name of issuer of deposited securities as specified in its charter)
_________________________
Not Applicable
(Translation of issuer’s name into English)
_________________________
Switzerland
(Jurisdiction of incorporation or organization of issuer)
__________________________________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
1 Columbus Circle
New York, New York 10019
+1 212 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
_________________________
CT Corporation System
111 Eighth Avenue
New York, New York 10011
+1 877 564-7529
(Address, including zip code, and telephone number, including area code, of agent for service)
__________________________________________________
Copies to:
Melissa Butler, Esq. Bree Peterson, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 20 7532 1000
__________________________________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐
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CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing one (1) fully paid registered share, par value of CHF 0.12	500,000,000 American Depositary Shares	$0.05	25,000,000	$3,690

[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Face of Receipt – Article 9

Item 2.	AVAILABLE INFORMATION

ABB Ltd (the “Company”) has in the past been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the “Commission”), which reports can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. On June 10, 2024, the Company filed a Form 15F (the “Form 15F”) with the Commission to terminate the registration of its securities under the Exchange Act and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act. Upon filing of the Form 15F, the Company’s obligation under the Exchange Act to file or submit reports required under Section 13(a) or Section 15(d) of the Exchange Act was suspended.  Upon effectiveness of the Form 15F, the Company’s duty to file or submit reports under Section 13(a) and Section 15(d) of the Exchange Act will terminate.  Pursuant to Rule 12g3-2(b)(1) promulgated under the Exchange Act, the Company is exempt from the reporting obligations of the Exchange Act.  In order to satisfy the conditions of Rule 12g3-2(b) and to maintain the exemption from registration, the Company publishes in English the information contemplated in Rule 12g3-2(b)(2)(i) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  The Company has specified in the Form 15F, www.abb.com, as the internet website or the electronic information delivery system on which it will publish such information.  The information so published by the Company cannot be retrieved from the Commission’s internet website and cannot be inspected or copied at the public reference facilities maintained by the Commission.  If the Form 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission’s internet website at www.sec.gov and can be inspected and copied at the public reference facilities maintained by the Commission.  The Depositary (as defined below) does not assume any duty to determine if the Company is complying with the current requirements of the Rule 12g3-2(b) exemption or to take any action if the Company is not complying with those requirements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS
(a)
Form of Second Amended and Restated Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 21, 2024.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for fully paid registered shares, par value CHG 0.12 per share of ABB Ltd.
Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Kelvyn Correa
	Name:	Kelvyn Correa
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Zurich, Switzerland, on June 21, 2024.
ABB Ltd

By:	/s/ Timo Ihamuotila
	Name:	Timo Ihamuotila
	Title:	Chief Financial Officer

By:	/s/ Richard A Brown
	Name:	Richard A Brown
	Title:	Chief Counsel Corporate & Finance

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints any two of Timo Ihamuotila, Natalia Shehadeh, Ann-Sofie Nordh, Veronique Dersy, Richard A Brown, and Christian Hediger acting jointly as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Under the requirements of the Securities Act, this registration statement has been signed by the following persons on June 21, 2024, in the capacities indicated.
Signature	Title

/s/ Björn Rosengren	Chief Executive Officer (Principal Executive Officer)
Björn Rosengren

/s/ Timo Ihamuotila	Chief Financial Officer (Principal Financial Officer)
Timo Ihamuotila

/s/ Tarja Sipilä	Controller (Principal Accounting Officer)
Tarja Sipilä

/s/ Peter R. Voser	Chairman of the Board of Directors
Peter R. Voser

/s/ David Constable	Director
David Constable

/s/ Frederico Fleury Curado	Director
Frederico Fleury Curado

/s/ Lars Förberg	Director
Lars Förberg

/s/ Johan Forssell	Director
Johan Forssell

/s/ Denise C. Johnson	Director
Denise C. Johnson

/s/ Jennifer Xin-Zhe Li	Director
Jennifer Xin-Zhe Li

/s/ Geraldine Matchett	Director
Geraldine Matchett

/s/ David Meline	Director
David Meline

/s/ Mats Rahmström	Director
Mats Rahmström

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of ABB Ltd, has signed this registration statement in Cary, North Carolina, United States of America on June 21, 2024.
ABB Holdings Inc.

By:	/s/ Bridget Smith
	Name:	Bridget Smith
	Title:	Senior Legal Counsel

Index to Exhibits
Exhibit	Document
(a)	Form of Second Amended and Restated Deposit Agreement
(d)	Opinion of White & Case LLP, counsel to the Depositary